Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222630

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 7 DATED JULY 1, 2021

TO THE PROSPECTUS DATED SEPTEMBER 4, 2020

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 4, 2020 as supplemented by Supplement No. 1 dated April 6, 2021, Supplement No. 2 dated April 15, 2021, Supplement No. 3 dated May 5, 2021, and Supplement No. 4 dated May 14, 2021, supplement No. 5 dated May 20, 2021 and Supplement No. 6 dated June 15, 2021 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose the closing of the sale of Black Creek Group’s U.S. real estate investment advisory and distribution business, including Black Creek Diversified Property Advisors LLC, our former advisor, to a subsidiary of Ares Management Corporation (“Ares”), and related supplemental information and changes to the Prospectus.

Updates to Prospectus Summary

The following disclosure supplements and/or replaces the similar disclosure in the section of the Prospectus entitled “Prospectus Summary” and all similar disclosure in the Prospectus.

Black Creek Group and Ares

On July 1, 2021, Ares closed on the acquisition of Black Creek Group’s U.S. real estate investment advisory and distribution business, including our former advisor, Black Creek Diversified Property Advisors LLC (the “Transaction”). On the same date, Black Creek Diversified Property Advisors LLC assigned the Advisory Agreement to Ares Commercial Real Estate Management LLC, which we now refer to in this Prospectus as our “Advisor.” Ares did not acquire our former sponsor, Black Creek Diversified Property Advisors Group LLC, and we now consider the Ares real estate group to be our “Sponsor.”

We believe that Ares intends to continue to operate the business of Black Creek Group consistent with past practice. The principals of Black Creek Group, the rest of the management team and our current officers are expected to continue to serve in their roles with respect to our Company for the foreseeable future, although certain Ares personnel are expected to join our board of directors and have joined the Advisor’s management team and investment committee. Any changes to our board of directors or investment policies will require approval of our board of directors. Although such changes may be made in the future, no such changes have been approved at this time.

Black Creek Group is an experienced real estate investment management firm that, through its affiliates and sponsored funds and companies, has acquired and/or developed more than $23.7 billion of real estate assets through March 31, 2021. Over its more than 25-year history, Black Creek Group has sponsored 24 investment platforms, including 18 institutional and six retail funds, and managed a diverse spectrum of commercial real estate—including office, retail, multi-family and industrial. Black Creek Group-sponsored companies have offered a range of investment solutions for both institutional and wealth management channels.

Ares Management Corporation (NYSE: ARES) is a leading global alternative investment manager with approximately $226.8 billion of assets under management (“AUM”) as of March 31, 2021, including approximately $19.6 billion of AUM pro forma for the acquisition of Landmark Partners LLC, which closed on June 2, 2021, and over 1,600 employees in over 25 offices in more than 10 countries.

Ares was built upon the fundamental principle that each of its investment groups benefits from being part of the broader platform. Ares believes the synergies resulting from collaboration across the Ares platform provide its professionals with more informed decision making as a result of shared industry expertise, management relationships, and market insights, access to significant deal flow and a broader opportunity set, and the ability to assess relative value. Since its inception in 1997, Ares has adhered to a disciplined investment philosophy that focuses on delivering attractive risk-adjusted investment returns through market cycles. Ares believes it creates value for its stakeholders not only through our investment performance, but also by expanding its product offerings, enhancing its distribution channels, increasing its global presence, investing in its noninvestment functions, securing strategic partnerships and completing strategic acquisitions and portfolio purchases.

Ares’ investment groups and AUM are described below:1

Real Estate Group

Ares real estate group (“AREG”) manages comprehensive equity and debt strategies, with $17.2 billion of AUM as of March 31, 2021. With its experienced team, along with Ares’ expansive network of relationships, AREG capitalizes on opportunities across both real estate equity and debt investing. AREG’s equity investments focus on implementing hands-on value creation initiatives to mismanaged and capital-starved assets, as well as new development, ultimately selling stabilized assets back into the market. AREG’s debt strategies leverage the group’s diverse sources of capital to directly originate and manage commercial mortgage investments on properties that range from stabilized to those requiring hands-on value creation. AREG has achieved significant scale in a short period of time through various acquisitions and successful fundraising efforts. Today, the group provides investors access to its capabilities through several vehicles: U.S. and European real estate equity commingled funds, U.S. real estate debt commingled funds, real estate equity and real estate debt separately managed accounts, our Company, BCX, BCI IV, BCI IV’s Delaware statutory trust program, and a publicly traded commercial mortgage REIT, Ares Commercial Real Estate Corporation (“ACRE”). The group’s activities are managed by dedicated equity and debt teams in the U.S. and Europe.

1 As of March 31, 2021, AUM amounts include funds managed by Ivy Hill Asset Management, L.P., a wholly owned portfolio company of Ares Capital Corporation and a registered investment adviser.

Private Equity Group

Ares’ Private Equity Group has achieved compelling risk-adjusted investment returns for a loyal and growing group of high profile limited partners and, as of March 31, 2021, had $29.0 billion of AUM. Ares’ Private Equity Group broadly categorizes its investment activities into three strategies: Corporate Private Equity, Special Opportunities and Infrastructure and Power. Ares’ private equity professionals have a demonstrated ability to deploy flexible capital, which allows them to stay both active and disciplined in various market environments. The group manages funds focused primarily on North America and, to a lesser extent, Europe and China.

Credit Group

Ares’ Credit Group is one of the largest managers of credit strategies across the non-investment grade credit universe, with $151.1 billion of AUM and over 200 funds as of March 31, 2021. The Credit Group provides solutions for investors seeking to access a wide range of credit assets, including liquid credit, alternative credit products and direct lending products. The Credit Group capitalizes on opportunities across traded and non-traded corporate and consumer debt across the U.S. and European markets, providing investors access to directly originated fixed and floating rate credit assets along with the ability to capitalize on illiquidity premiums across the credit spectrum. Ares’ U.S. and European direct lending strategies are among the largest in their respective markets. Ares is also a leading global manager of syndicated bank loans.

Strategic Initiatives

Strategic Initiatives represents operating segments and strategic investments that seek to expand Ares’ reach and its scale in new and existing global markets including Ares SSG as well as Ares Insurance Solutions (“AIS”).

Ares SSG is a highly differentiated investment manager making credit, special situations and private equity investments in the Asia-Pacific region. The team of over 30 investment professionals has an extensive history of investing in Asian markets. Ares SSG benefits from having an on-the-ground presence in offices across Asia Pacific and a comprehensive range of local market licenses and entities to provide Ares’ clients with an extensive regional investment platform. Ares SSG has approximately $7.0 billion in AUM across over 15 funds as of March 31, 2021 and primarily employs a direct origination model. Ares SSG aims to provide flexible capital solutions to its investee companies and compelling risk-reward investment opportunities to Ares’ investors.

AIS is Ares’ dedicated, in-house team that provides solutions to insurance clients, including asset management, capital solutions and corporate development. Leveraging over 525 investment professionals across the firm’s investment groups, AIS creates tailored investment solutions that meet the unique objectives of Ares’ insurance clients. AIS strives to provide insurers with differentiated investment solutions with attractive risk and capital adjusted return profiles that fit within regulatory, rating agency and other counterparty guidelines. AIS is overseen by an experienced management team with direct insurance industry experience in many areas directly applicable to AIS and Ares’ insurance company clients. Members of the Ares team have previously held senior positions at leading insurers. AIS acts as the dedicated investment manager, capital solutions and corporate development partner to Aspida Life Re Ltd. (“Aspida”), an insurance company that focuses on the U.S. life and annuity insurance and reinsurance markets. In addition, AIS provides key strategic advantages to Aspida, including insurance investment experience, differentiated asset origination, asset-liability and capital solutions and access to capital.

In addition to the primary business platforms, Ares has an experienced team of support professionals in investor relations, marketing, accounting, finance, legal, compliance, operations, technology, human resources and administration.

Our Operating Partnership Special Units

Our former sponsor, Black Creek Diversified Property Advisors Group LLC, had been issued partnership units in the Operating Partnership constituting a separate series of partnership interests with special distribution rights, or the “Special Units.” On July 1, 2021, these Special Units were assigned to Ares Commercial Real Estate Management LLC, our new Advisor. At the election of the Advisor, the performance component of the advisory fee payable to the Advisor may be paid instead to the Advisor or its designees as a performance participation allocation with respect to the Special Units.

The Advisor

Ares Commercial Real Estate Management LLC, our Advisor, was formed as a Delaware limited liability company in 2011 and is a subsidiary of Ares. The Advisor is a registered investment advisor under the Investment Advisers Act of 1940, as amended. Accordingly, we no longer rely on BCG Advisors to provide non-discretionary advice and recommendations with respect to our investment in securities; the Advisor now serves in this capacity. In addition, the product specialist agreement with the IPT Advisor has been terminated and the services formerly provided by the IPT Advisor are now provided by our new Advisor.

Structure Chart

The chart below shows the relationships among the Ares, Advisor, the Dealer Manager and other of our Advisor’s affiliates.

Updates to Questions and Answers About This Offering

The following disclosure supplements and/or replaces the similar disclosure in the section of the Prospectus entitled “Questions and Answers About This Offering” and all similar disclosure in the Prospectus.

Q:      WHO ARE BLACK CREEK GROUP AND ARES?

A:      Black Creek Group is an experienced real estate investment management firm that, through its affiliates and sponsored funds and companies, has acquired and/or developed more than $23.7 billion of real estate assets through March 31, 2021. Over its more than 25-year history, Black Creek Group has sponsored 24 investment platforms, including 18 institutional and six retail funds, and managed a diverse spectrum of commercial real estate—including office, retail, multi-family and industrial. Black Creek Group sponsored companies offer a range of investment solutions for both institutional and wealth management channels. On July 1, 2021, Ares closed on the acquisition of Black Creek Group’s U.S. real estate investment advisory and distribution business, including our former advisor, Black Creek Diversified Property Advisors LLC.

Ares Management Corporation (NYSE: ARES) is a leading global alternative investment manager with $226.8 billion of assets under management (“AUM”), including approximately $19.6 billion of AUM pro forma for the acquisition of Landmark Partners LLC, which closed on June 2, 2021, and over 1,600 employees in over 25 offices in more than 10 countries.

Q:      WHAT IS THE EXPERIENCE OF THE ADVISOR’S MANAGEMENT TEAM?

A:      The key members of the Advisor’s management team include, in alphabetical order, William Benjamin, Michael J. Blum, Rajat Dhanda, David M. Fazekas, Jay Glaubach, Andrew Holm, Howard Huang, Andrea L. Karp, Dwight L. Merriman III, Lainie P. Minnick, Gregory M. Moran, James R. Mulvihill, Taylor M. Paul, Scott W. Recknor, David Roth, Jeffrey W. Taylor, J.R. Wetzel, Joshua J. Widoff and Evan H. Zucker. The Advisor’s management team collectively has substantial experience in various aspects of acquiring, owning, managing, financing and operating commercial real estate across diverse property types, as well as significant experience in the asset allocation and investment management of real estate, debt and other investments. Please see “Management” and “The Advisor and the Advisory Agreement” for biographical information about these individuals.

Q:      WHAT IS THE LIQUIDITY EVENT HISTORY OF OTHER PUBLIC PROGRAMS SPONSORED BY ARES?

A:      In addition to the liquidity history of public programs sponsored by Black Creek Group affiliated entities described in the Prospectus, Ares has sponsored a New York Stock Exchange listed public REIT, which did not include a date or time period in its offering materials at which the program might be liquidated.

Updates to Risk Factors

The following disclosure supplements and/or replaces the similar disclosure in the section of the Prospectus entitled “Risk Factors” and all similar disclosure in the Prospectus, including, without limitation the disclosure in the section of the Prospectus entitled “Conflicts of Interest.”

We compete with entities sponsored or advised by affiliates of the Sponsor, for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire, lease, finance, or sell investments, and for customers, which may have an adverse impact on our operations.

We compete with entities sponsored or advised by affiliates of the Sponsor and may compete with any such entity created in the future, as well as entities for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire, lease, finance or sell certain types of properties. We may also buy, lease, finance or sell properties at the same time as these entities are buying, leasing, financing or selling properties. In this regard, there is a risk that we will purchase a property that provides lower returns to us than a property purchased by entities sponsored or advised by affiliates of the Sponsor and entities for whom affiliates of the Sponsor provide certain advisory or management services.

Certain entities sponsored or advised by affiliates of the Sponsor own and/or manage properties in geographical areas in which we expect to own properties. Therefore, our properties may compete for customers with other properties owned and/or managed by these entities. The Advisor may face conflicts of interest when evaluating customer leasing opportunities for our properties and other properties owned and/or managed by these entities and these conflicts of interest may have a negative impact on our ability to attract and retain customers. The Sponsor and the Advisor have implemented lease allocation guidelines to assist with the process of the allocation of leases when we and certain other entities to which affiliates of the Advisor are providing certain advisory services have potentially competing properties with respect to a particular customer. These guidelines are designed to allow, where possible, each fund with a potentially competing property to bid on a lease with a prospective customer in a fair and equitable manner.

Because affiliates of the Sponsor and the Advisor currently sponsor and advise, and in the future may sponsor and advise, other investment vehicles and clients (each, an “Advisory Client”) with overlapping investment objectives, strategies and criteria, potential conflicts of interest may arise with respect to real estate investment opportunities. In order to manage this potential conflict of interest, in allocating opportunities among the Advisory Clients, the Sponsor follows an allocation policy (the “Allocation Policy”) which endeavors to allocate investment opportunities in a fair and equitable manner. The Sponsor’s Allocation Policy, which may be amended without our consent, is intended to enable us to share equitably with any other Advisory Clients that are managed by the Sponsor and the Advisor and competing with us to acquire similar types of assets. Under the Allocation Policy, real estate equity investments will be considered for Advisory Clients based on appropriateness and conformity with their respective investment objectives, as well as the suitability of the investment for each Advisory Client. Suitability is determined by a variety of factors related to the investment mandates of each Advisory Client, the nature of the investment opportunity and the composition of each client’s portfolio. In the circumstance where an investment is suitable for only one Advisory Client based on such factors, the investment will be allocated to that Advisory Client. Where an investment is suitable for more than one Advisory Client, the Sponsor generally employs an allocation rotation process pursuant to the Allocation Policy that is designed to facilitate an equitable allocation of such opportunities over time. Nevertheless, it is possible that we may not be given the opportunity to participate in certain investments made by Advisory Clients managed by affiliates of the Sponsor and the Advisor. In addition, the Sponsor may from time to time grant to certain Advisory Clients certain exclusivity, rotation or other priority (each, a “Rotational Priority”) with respect to industrial investments or other investment opportunities. Current existing Rotational Priorities have been granted to certain of the Sponsor’s industrial real estate funds which ensure them a minimum number of opportunities (e.g., one out of every three) in each core, value-add and development rotation. This means that, depending on the number of Advisory Clients in each such rotation, we may be offered less investment opportunities so that the Rotational Priority can be met. The Sponsor or its affiliates may grant additional Rotational Priorities in the future and from time to time.

The Sponsor may modify its overall allocation policies from time to time. Any changes to the Sponsor’s allocation policies will be timely reported to our board of directors or Conflicts Resolution Committee. The Advisor will be required to provide information to our board of directors on a quarterly basis to enable our board of directors, including the independent directors, to determine whether such policies are being fairly applied.

Our Advisor and its affiliates, including our officers and two of our directors, face conflicts of interest caused by compensation arrangements with us and other entities sponsored or advised by affiliates of our Sponsor, which could result in actions that are not in our stockholders’ best interests.

Some of our executive officers, two of our directors and other key personnel are also officers, directors, managers, and key personnel in the Advisor, the Dealer Manager and/or other entities related to the Sponsor. The Advisor and its affiliates receive substantial fees from us in return for their services and these fees could influence their advice to us. Among other matters, the compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with the Advisor and its affiliates, including the Advisory Agreement and the agreement with the Dealer Manager;
•	recommendations to our board of directors with respect to developing, overseeing, implementing and coordinating our NAV procedures, or the decision to adjust the value of certain of our assets or liabilities if the Advisor is responsible for valuing them;
•	public offerings of equity by us, which may result in increased fees for the Advisor and other related parties;
•	competition for customers from entities sponsored or advised by affiliates of the Sponsor that own properties in the same geographic area as us; and
•	investments through joint ventures or other co-ownership arrangements, which may result in increased fees for the Advisor.

We will be responsible for our proportionate share of certain fees and expenses, including due diligence costs, as determined by our Advisor, including legal, accounting and financial advisor fees and related costs, incurred in connection with evaluating and consummating investment opportunities, regardless of whether such transactions are ultimately consummated by the parties thereto.

In addition, we reimburse the Advisor and its affiliates for the salaries and other compensation of its personnel in accordance with the Advisory Agreement based on the percentage of such personnel’s time spent on our affairs. Pursuant to the terms of our Advisory Agreement, we reimburse our Advisor and its affiliates for personnel (and related employment) costs and overhead (including, but not limited to, allocated rent paid, equipment, utilities, insurance, travel and entertainment, and other costs) incurred by the Advisor or its affiliates in performing the services under the Advisory Agreement, including, but not limited to, total compensation, benefits and other overhead of all employees involved in the performance of such services; provided, that we will not reimburse the Advisor or its affiliates for services for which the Advisor or its affiliates are entitled to compensation in the form of a separate fee, or for compensation of the Company’s named executive officers, unless the named executive officer provides services related to shareholder operations.

Considerations relating to compensation to the Advisor and its affiliates from us and other entities sponsored or advised by affiliates of the Sponsor could result in decisions that are not in your best interests, which could hurt our ability to pay you distributions or result in a decline in the value of your investment. Conflicts of interest such as those described above have contributed to stockholder litigation against certain other externally managed REITs that are not affiliated with us or the Sponsor.

Our Advisor  may manage other investment vehicles (including public, non-listed REITs) that have investment objectives that compete or overlap with, and may from time to time invest in, our target asset classes.

Affiliates of our Advisor may manage other investment vehicles (including public, non-listed REITs) that have investment objectives that compete or overlap with, and may from time to time invest in, our target asset classes. This may apply to existing investment vehicles or investment vehicles that may be organized, or with respect to which affiliates of our Advisor may acquire and assume the role of management in the future. Consequently, we, on the one hand, and these other investment vehicles, on the other hand, may from time to time pursue the same or similar investment opportunities. To the extent such existing vehicles or other future investment vehicles managed by our Advisor or its affiliates seek to acquire the same target assets as our Company, the scope of opportunities otherwise available to us may be adversely affected and/or reduced. Our Advisor or its affiliates may also give advice to investment vehicles managed by our Advisor or its affiliates that may differ from the advice given to us even though their investment objectives may be the same or similar to ours.

We may invest in, acquire, sell assets to or provide financing to investment vehicles managed by our Advisor or its affiliates.

We may invest in, acquire, sell assets to or provide financing to investment vehicles managed by our Advisor or its affiliates and their portfolio companies or purchase assets from, sell assets to, or arrange financing from any such investment vehicles and their portfolio companies. Any such transactions will require approval by a majority of our independent directors. There can be no assurance that any procedural protections will be sufficient to ensure that these transactions will be made on terms that will be at least as favorable to us as those that would have been obtained in an arm’s-length transaction.

Our Advisor is subject to extensive regulation as an investment adviser, which could adversely affect its ability to manage our business.

Our Advisor is subject to regulation as an investment adviser by various regulatory authorities that are charged with protecting the interests of its clients, including us. Instances of criminal activity and fraud by participants in the investment management industry and disclosures of trading and other abuses by participants in the financial services industry have led the United States Government and regulators to increase the rules and regulations governing, and oversight of, the United States financial system. This activity resulted in changes to the laws and regulations governing the investment management industry and more aggressive enforcement of the existing laws and regulations. Our Advisor could be subject to civil liability, criminal liability, or sanction, including revocation of its registration as an investment adviser, revocation of the licenses of its employees, censures, fines, or temporary suspension or permanent bar from conducting business, if it is found to have violated any of these laws or regulations. Any such liability or sanction could adversely affect our Advisor’s ability to manage our business. Our Advisor must continually address conflicts between its interests and those of its clients, including us. In addition, the Commission and other regulators have increased their scrutiny of potential conflicts of interest. Our Advisor has procedures and controls that are reasonably designed to address these issues. However, appropriately dealing with conflicts of interest is complex and difficult and if our Advisor fails, or appears to fail, to deal appropriately with conflicts of interest, it could face litigation or regulatory proceedings or penalties, any of which could adversely affect its ability to manage our business.

Updates to our Management and the personnel of our Advisor

The following disclosure supplements the sections of the Prospectus entitled “Management” and “The Advisor and the Advisory Agreement—The Advisor” and all similar disclosure in the Prospectus.

Following the Transaction, our board of directors and executive officers remain the same. All of our executive officers continue to have the same titles, roles and responsibilities at our company. The personnel that managed matters with respect to our company prior to the Transaction continue to manage matters with respect to our company after the Transaction. In addition, following the Transaction, five individuals at our new Advisor now help manage our business:

William Benjamin, age 57, is a Partner and Head of AREG. He also serves as a Director and Chairman of ACRE’s Board of Directors. Additionally, Mr. Benjamin serves on AREG’s Global and Debt Investment Committees. Mr. Benjamin joined Ares in July 2013 from AREA Property Partners, where he was a Senior Partner from 1995 to 2013. Mr. Benjamin joined AREA Property Partners in 1995 from Bankers Trust Corp, where he was a Principal from 1986 to 1995. He is a Trustee of Impetus, a UK based charity focused on improving access to education and employment for disadvantaged youth. Mr. Benjamin graduated from Harvard with a B.A. in social studies and holds an M.B.A. from University of Pennsylvania, Wharton School.

Jay Glaubach, age 44, is a Partner in AREG, where he focuses on equity investments across the United States. Additionally, Mr. Glaubach is a member of AREG’s Global Investment Committee. Mr. Glaubach joined Ares in 2014 from DLJ Real Estate Capital Partners where he ran the Los Angeles office. He previously worked in investment banking with ING in New York, London and Frankfurt. From 2015 to 2019, Mr. Glaubach was on the Board of Directors of Montage Hotels & Resorts and was the Chair of the Finance Committee. Mr. Glaubach also served as an Adjunct Professor of Real Estate at the University of Southern California from 2012 to 2016. He holds a B.A., magna cum laude, from Harvard College, a J.D., magna cum laude, from Harvard Law School and an M.B.A. from Harvard Business School.

Andrew Holm, age 38, is a Partner in AREG, where he serves as a Co-Portfolio Manager of the U.S. opportunity funds and leads the group's equity investment activities across the Northeastern and Mid-Atlantic U.S. Additionally, he serves on AREG’s Global and U.S. Development and Redevelopment Fund II Investment Committees and the Ares Real Estate Operating Committee. Prior to joining Ares in 2013, Mr. Holm was a Principal at AREA Property Partners, where he focused on sourcing and executing real estate investments across asset classes for AREA's equity and mezzanine debt businesses. Previously, he was an Analyst at Lazard in the real estate investment banking group. Mr. Holm serves on the Board of Trustees of the Ethical Culture Fieldston School. Mr. Holm holds a B.A., summa cum laude, from Harvard College in Government.

Howard Huang, age 62, is a Partner in AREG, where he focuses on U.S. real estate equity. Additionally, he serves on AREG’s Global and Debt Investment Committees. Prior to joining Ares in 2013, Mr. Huang was a Partner at AREA Property Partners, where he focused on investment acquisitions and management across all asset classes. Previously, Mr. Huang was with the Value Enhancement Funds at Lend Lease Real Estate, where he focused on portfolio management and investment acquisitions. In addition, Mr. Huang was Senior Vice President and Head of the Specialty Housing Group at GE Capital, where he focused on portfolio acquisitions and asset management, and a Director at Equitable Real Estate Investment Management, where he focused on asset management and workouts. Mr. Huang holds a B.Arch., cum laude, from Virginia Tech in Architecture, and an M.B.A., with distinction, from the University of Pennsylvania, Wharton School in Real Estate.

David Roth, age 54, is a Partner and Head of U.S. Real Estate Private Equity in AREG. He is also the President of ACRE. Additionally, Mr. Roth serves on AREG’s Global and Debt Investment Committees. Prior to joining Ares in 2019, Mr. Roth was a Senior Managing Director of the Real Estate Group at Blackstone. Previously, he was a Principal in the Acquisitions Group at Walton Street Capital, where he was involved in numerous real estate transactions. In addition, he worked at Security Capital Group as Senior V.P. and CIO Europe and at Wachtell Lipton Rosen & Katz as an Associate. He serves as head of the Executive Committee for the Board of Directors of Project Lyme and as a Board Member of Jas Aspen. He is also on the national council of the Aspen Art Museum. He has served on the Boards of Directors of numerous real estate entities including Invitation Homes Inc. Mr. Roth holds a B.A., magna cum laude, from Dartmouth College, a J.D. from New York University School of Law and an M.P.H from the Columbia University Mailman School of Public Health. Mr. Roth is a CFA® charterholder.